SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: October 19, 2004	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

FOR IMMEDIATE RELEASE

CN AND CPR ANNOUNCE CO-PRODUCTION AGREEMENTS
TO IMPROVE SERVICE TO THE PORT OF VANCOUVER

VANCOUVER, Oct. 19, 2004 — CN and Canadian Pacific Railway (CPR) today announced a series of co-production agreements to make rail operations more efficient for Port of Vancouver freight traffic.

The agreements jointly increase capacity on key sections of track in the Vancouver area to improve the fluidity of rail operations over existing infrastructure. They will improve service to shippers using Canada’s largest, busiest and most diversified port.

The co-production agreements provide:
•	improved access for CPR to intermodal facilities at Fraser Surrey Docks using a shorter route over CN’s main line;
•	reciprocal access to the North and South shores, with CPR potash trains having direct access to Neptune Terminals and CN sulphur trains having direct access to Pacific Coast Terminals;
•	the option for CPR to operate longer, heavier trains to Vancouver’s North Shore under existing access agreements;
•	a reciprocal interchange at CN’s Thornton Yard and CPR’s Coquitlam Yard that replaces a less efficient interchange arrangement; and
•	further interchange enhancements for North Shore freight traffic that include BC Rail traffic.

Jim Foote, CN’s executive vice-president, sales and marketing, said: “This is a remarkable example of two highly competitive railways cooperating to solve a pressing demand for more efficient rail operations for shippers brought about by a rapid expansion in North American trade. The co-production agreements will leverage CN’s and CPR’s highly successful directional running zone through the Fraser Canyon and will provide better service levels through improved train operations to the Port of Vancouver.”

Fred Green, CPR’s executive vice-president, operations and marketing, said: “These agreements demonstrate the commitment by CPR and CN to provide the level of service and efficiency that will help shippers take advantage of the significant growth in trade with Pacific Rim nations, strengthen Canada’s vital import-export economy, and bolster the competitiveness of our key British Columbia port. By working cooperatively to make rail service more efficient, we will also improve network and equipment utilization and increase productivity on existing infrastructure.”

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. For more information, visit CPR’s website at www.cn.ca

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For CN
Jim Feeny
tel: (780) 472-3023

For Canadian Pacific Railway
Len Cocolicchio
(403) 319-7591